FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2013 to 18 November 2013 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

During the period 1 July 2013 to 18 November 2013 HSBC Malta reported a modest decline in profit before tax compared with the comparable period in 2012. The current period profit was impacted by a narrowing in interest margin earned in the low interest rate environment and a lower contribution from the life insurance business which in 2012 benefitted from the rally in the investment markets.

Operating expenses for the period were lower than for the comparable period in 2012 primarily as a result of the non-recurrence of restructuring costs accounted for in the prior year. Underlying costs, excluding restructuring costs, were well controlled and in line with the comparable period in 2012 as the savings achieved through the 2012 organisational effectiveness programme were offset by higher levels of regulatory and governance costs.

In challenging market conditions, demand for personal and commercial loans was muted however there are tentative indications of increases in customer activity in both these business lines . Customer deposit levels remained broadly unchanged during this period despite the ongoing competitive pressures for deposits.

Despite the regional economic uncertainties, loan impairments have remained below expectations and were broadly in line with the comparable period in 2012. HSBC Malta's available-for- sale portfolio remains well diversified and conservatively positioned. HSBC Malta has maintained a strong liquidity and capital position.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "The European market remains very difficult and the low interest rate environment presents its own set of challenges for an organisation such as ours. Nevertheless, locally, GDP continues to show modest growth of approximately 1.5% and there are pockets of attractive opportunities globally, particularly in the Asia-Pacific region. Our aim remains to generate a resilient performance, focus on the long-term sustainability of our business and to leverage the HSBC global network to present opportunities for both our customers and for Malta as a whole."

Media enquiries to Franco Aloisio on +356 2380 3250.

Notes to editors:

1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 30 September 2013 and other financial information.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 18 November 2013